EXHIBIT 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES
YOUR IMMEDIATE ATTENTION

VIATEL HOLDING (BERMUDA) LIMITED
Notice of a Special General Meeting
in connection with the Proposed Sale
of Cybernet (Schweiz) AG
A notice convening the Special General Meeting of Viatel Holding (Bermuda) Limited to be held on November 22, 2005 at 11.00am at the offices of Bar & Karrer, Brandschenkestrasse 90, CH-8027 Zurich, Switzerland, is enclosed with this document.
Your attention is drawn in particular to the letter from the Chairman of Viatel Holding (Bermuda) Limited set out in Part I of this document.
Please complete, sign and return the enclosed Form of Proxy in accordance with the printed instructions thereon as soon as possible but, in any event, so as to be delivered by mail to Proxy Services, Continental Stock Transfer & Trust Co. or by fax to (212) 509-5152 no later than 24 hours before the time fixed for the Special General Meeting.

Timetable of Events

Record Date of Special General Meeting	October 27, 2005

Latest time and date of receipt of proxies for use in Connection with the Special General Meeting	11.00am on November 21, 2005

Special General Meeting	11.00am on November 22, 2005

Closing of proposed Sale	Fourth Quarter of 2005

All times are local in Switzerland.

PART I — Letter from the Chairman of Viatel Holding (Bermuda) Limited
VIATEL HOLDING (BERMUDA) LIMITED
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
www.Viatel.com

November 1, 2005
To the Shareholders of Viatel Holding (Bermuda) Limited
Dear Shareholder:
PROPOSED SALE OF CYBERNET (SCHWEIZ) AG
1. Introduction
On October 20, 2005 the Board announced that it had reached a conditional agreement to sell the Company’s wholly-owned subsidiary, Cybernet, to Swisscom Fixnet for a purchase price of CHF 15 million (US$11.7 million approximately), payable in cash.
The completion of the Sale is conditional upon, among other things, the passing, at a general meeting of the Company’s Shareholders, of the Resolution to approve the Sale.
The purpose of this document is to provide you with the details of the proposed Sale, to explain why the Board considers the proposed Sale to be in the best interests of the Company, and accordingly to recommend that you approve and vote in favour of the Sale at the Special General Meeting of the Company to be held on November 22, 2005.
Further details of the Special General Meeting are set out below while a notice convening the Special General Meeting is enclosed with this letter.
All definitions used in this letter have meanings set out under the “Definitions” section, included as Part IV of this document.
2. Background to and reasons for the Sale
The business and assets of Cybernet were acquired by the Viatel group in March 2003. Since this date, the Cybernet business has continued to operate as an Internet Service Provider in Switzerland.

During this period, the Viatel group has been implementing its new business plan (originally adopted by the Board in August 2003), the goal of which was and remains the diversification and development of the group’s product set and the establishment of Viatel as a provider of Managed IP Services to SME’s.
While initially it was the intention to roll-out this business plan on a Europe-wide basis, during and since 2004 the Viatel group has refocused its resources and efforts to develop a broad portfolio of IP products in the UK. Such efforts have seen the launch in the UK of products such as managed IP VPN, Ethernet, broadband and VoIP. The development of this new product set has, we believe, been a significant factor behind the increase in our group revenues — with the 2004 full year revenue figures for our communications services (including those of Cybernet) showing a 56% increase over 2003. During this period, the Cybernet business has remained principally focused on that of being an ISP with a continued emphasis on the resale of xDSL products enabling access to the Internet web-hosting and ancillary services. In terms of revenue, while in 2004 Cybernet showed an increase of 37% over its 2003 revenue figures, this still generated only limited free cash flow.
During 2005, Viatel has found it necessary to seek further financing in order to support the further implementation of its business plan. In view of: (i) the limited free cash flow derived from Cybernet’s ongoing operations; (ii) the Viatel group’s focus on the UK market and on offering a diversified portfolio of IP services; and (iii) the realizable gain from a sale of Cybernet, the Board took the decision earlier this year to seek the requisite additional funding through both a potential sale of Cybernet and the raising of additional debt financing from our investors.
On the basis of the agreed purchase price, the Company (subject to any adjustment for a decline in net revenues prior to Closing — please see the description of the principal terms and conditions of the Sale set out below) expects to see the Sale generate proceeds of CHF15 million (US$11.7 million approximately). Given an initial acquisition cost in 2003 of €2.7 million (US$2.5 million approximately), this should generate a profit to the Viatel group of approximately US$9.2 million.
In terms of the investor financing activity, the Company raised US$16 million of debt financing in June 2005 through its issuance and sale to Morgan Stanley and Varde of approximately US$12.9 million and US$3.1 million, respectively, principal amount of 12% ‘Increasing Rate Senior Secured Promissory Notes’ due 2007. The terms and conditions of this financing are set out in our 2004 Annual Report.
As was also noted in the 2004 Annual Report, the Company intends to conclude a final round of financing — referred to in the Annual Report as the “Further Financing” — which it is contemplated will involve the raising of an additional $16 million and the capitalisation and/or re-financing of certain existing debt instruments of the Company. This Further Financing is intended (although no assurance can be given in this regard) to provide the Company with sufficient liquidity to fund our operations through to cash positive. However, the amount of any Further Financing sought from our investors will be reduced to the extent the Company receives any cash proceeds from asset sales. If concluded, the Sale would be considered an asset sale for these purposes and would therefore reduce the amount of Further Financing sought by the Company.
Pending the closing of the Further Financing (anticipated in Q4 2005 or Ql 2006), and by way of a bridge facility to meet ongoing cash requirements within the group, on October 21, 2005, the Company’s UK subsidiary, VTL (UK), closed on a Revolving Loan Facility which permits borrowings of up to £5.75 million ($10.35million approx). VTL (UK)’s obligations under this Revolving Loan Facility have been guaranteed by Morgan Stanley and Värde; it has been further agreed with Morgan Stanley and Värde that the net proceeds of the Sale will be applied to repay to Lloyds any amounts made available under the terms of the Revolving Loan Facility.
In conclusion, it is our current expectation that while the Sale will initially reduce the Viatel group’s revenues (Cybernet accounted for 32% of the Viatel group’s revenues in 2004), this effect will be outweighed by the ability for the group to apply the Sale proceeds to its current financing activities which are designed to support the further development of the UK business and, with it, the creation of greater shareholder value over the medium and longer term.
3. Information on Cybernet
Cybernet is a leading ISP to the SME market in Switzerland. Its product portfolio can be broken down into the following three principal categories: Internet connectivity (principally leased lines or DSL), data center services (co-location and hosting) and ebusiness solutions (web security and applications). Cybernet provides its services based on a leased backbone network connecting 7 data centers and 29 “points of presence” in Switzerland.
For the year ended December 31, 2004, Cybernet generated turnover of CHF18,440,125 (US$14,481,015 approximately) and a net operating profit of CHF899,804 (US$706,615 approximately).
Further financial information on Cybernet is set out in Part II of this document.
4. Principal terms and conditions of the Sale
Under the terms of the Share Purchase Agreement, Viatel Europe, as the direct parent of Cybernet, has agreed to sell the entire issued share capital of Cybernet to Swisscom Fixnet.
The purchase price for the Sale is CHF15 million (US$11.7 million approximately), subject to adjustment should there be any net decrease in revenues between Signing and Closing which, when extrapolated on an annual basis, would equal or exceed CHF1 million (US$780,000 approximately). In the event that a price adjustment is triggered, this would be made on a CHF1 for CHF1 basis to reflect the aggregate decrease (on an annualized basis) in net revenues.
On Closing, CHF1.5 million (US$1.17million approximately), being 10% of the purchase price, will be paid into an escrow account which will remain in place for one year. During this one year period, deductions may be made from the escrow account by Swisscom Fixnet to reflect any price adjustment as referred to above, and/or to fund any successful breach of warranty claim made by Swisscom Fixnet.
Certain warranties, indemnities and covenants standard to a transaction of this nature have been given to Swisscom Fixnet, both by Viatel Europe and the Company.
Closing of the Sale is conditional in particular upon obtaining approval from the Swiss Merger Control authorities, upon there being no material breach of warranty by Viatel Europe and/or the Company as at the intended Closing date and upon the approval of the Shareholders at the Special General Meeting.
Further details of the Transaction Documents are set out in Part III of this document.
5. Special General Meeting
Set out at the end of this document is a notice convening the Special General Meeting of the Company to be held at 11am on November 22, 2005 at the offices of Bär & Karrer, Brandschenkestrasse 90, Zurich CH-8027, Switzerland. At this meeting a resolution will be proposed to approve the Sale.
The proposed Sale is one of the actions referred to in Bye-Law 76A(3)(e) of the Company’s Bye-Laws, and therefore the quorum for the Special General Meeting is constituted by the presence in person, or proxy, of the Holder of the Special Share. The affirmative vote representing a simple majority of the votes cast at the Special General Meeting will be required to approve the Resolution; in accordance, however, with Bye-Law 76A(1) of the Company’s Bye-Laws, the Special Share will carry nine votes for every one vote cast by a holder of any other shares on any vote on the Resolution on a poll.
If you have any queries relating to the completion or return of the form of proxy, please contact the Company’s transfer agent Continental Stock Transfer & Trust Co. on (212) 845-3240.
6. Board Recommendation
The Board considers the terms of the Sale to be in the best interests of the Company as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favor of the Resolution.
Yours truly,
Leslie Goodman
Chairman

PART II — Certain Financial information on Cybernet
1. Nature of Financial Information
The financial information set out at (2) below has been extracted, without material adjustment, from the audited financial statements of Cybernet for each of the financial years ended December 31, 2003 and December 31, 2004.
Deloitte & Touche AG of Klaustrasse 4, Postfach, CH-8034 Zurich reported on the statutory accounts of Cybernet (since the business and assets of Cybernet were acquired by the Viatel group in March 2003) for each of the financial years ended December 31, 2003 and December 31, 2004.
The financial information has been prepared in accordance with auditing standards recognised by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement.
2. Statements of Operations

	Swiss Francs
	2004	2003
Net Sales	18,440,125	13,436,358
Cost of Sales	(11,515,331)	(7,800,282)

Gross Margin	6,924,794	5,636,076

Operating Expenses
Personnel Expenses	(4,065,094)	(3,133,681)
Advertising & Marketing	(1,191,912)	(838,716)
General & Administrative	(1,114,946)	(898,018)
Depreciation	(985,064)	(982,986)
Amortization of intangible assets	(809,951)	—

	(8,166,967)	(5,853,401)

Operating Loss	(1,242,173)	(217,325)

Interest Income	1,510	1,846
Forgiveness of related party payables	3,258,971	—
Extraordinary expenses including taxes	(1,118,504)	(630,121)

Net Income/(Loss)	899,804	(845,600)

PART III — Summary of the principal terms and conditions of the Transaction Documents
1.	Share Purchase Agreement

On October 20, 2005 Viatel Europe, the Company and Swisscom Fixnet entered into the Share Purchase Agreement pursuant to which Viatel Europe agreed to sell, and Swisscom Fixnet agreed to buy, the entire issued share capital of Cybernet.

Purchase Price: CHF15 million (US$11.7 million approximately) subject to adjustment in the event of there being any material decrease in Cybernet’s net revenue between Signing and Closing (see Purchase Price Adjustment below).

Purchase Price Adjustment: A price adjustment will be triggered should there be any net decrease in revenues during the period between Signing and Closing which, when extrapolated on an annual basis, would equal or exceed CHF1 million (US$780,000 approximately). In the event that a price adjustment is triggered, this would be made on a CHF1 for CHF1 basis to reflect the aggregate decrease (on an annualized basis) in net revenues.

Warranties and Indemnities: Both Viatel Europe and the Company have given to Swisscom Fixnet certain warranties and indemnities as are standard to a transaction of this nature.

The warranties cover matters in relation to Cybernet such as the accounts and financial statements, the capital structure, any litigation to which Cybernet may be a party, the assets and customer contracts of Cybernet and taxation matters. With regard to the financial statements, limited warranties are also provided with respect to interim financial statements that were prepared by Cybernet’s auditors, Deloitte & Touche AG (Zurich), for the seven month period ending July 31, 2005.

Swisscom Fixnet is not entitled to make any claims under the warranties in relation to matters fairly disclosed by the disclosure letter. The warranties are to be restated as at Closing — although, subject to certain limitations, the disclosures may also be revised as at Closing. These limitations would, in particular, apply to prevent further disclosure being made with respect to matters which should not reasonably be expected to be subject to updated disclosure, e.g. capacity of Viatel Europe, the Company’s capital structure and Cybernet’s intercompany loan position. Viatel Europe and/or the Company will also be at risk with respect to matters arising between Signing and Closing which are considered to be outside the ordinary course of business.

Both Viatel Europe and the Company are additionally required to give Swisscom Fixnet various indemnities which are usual in a sale transaction of this nature; the indemnities cover matters such as any breach of the warranties and any extraordinary payments made by Cybernet (whether through dividend or otherwise) to any Viatel group company during the period between Signing and Closing.

Limitations on Liability: Generally both the warranties and the indemnities are subject to certain limitations:

(A) Viatel Europe and/or the Company will have no liability until all claims, in aggregate, exceed CHF500,000 (US$240,000 approximately), in value, and Viatel Europe and/or the Company’s liability will additionally be subject to a general cap of 20% of the sale price (CHF3 million (US$1.4 million approximately)). However, with respect to certain key warranties, important exceptions to these limitations apply. The warranties in question cover matters such as the capacity of Viatel Europe and/or of the Company to enter into the Sale transaction, the capital structure of Cybernet, taxes and intercompany loan arrangements. With respect to each of these warranties, while the CHF500,000 threshold will not apply, Viatel Europe and/or the Company’s overall liability will be capped at the purchase price.

(B) Claims may be brought only within 1 year following Closing. However, as is customary, longer periods will apply with respect to tax matters (7 years or 6 months after the relevant tax assessment) and the key warranties referred to above (5 years).

Conduct between Signing and Closing: As is customary for transactions where closing is subject to the obtaining of third party approvals, certain restrictions are placed on the conduct of business between Signing and Closing. Such restrictions are generally to ensure that no liabilities or other commitments outside the ordinary course of business are entered into by Cybernet.

There are to be no non-compete restrictions on either Viatel Europe or Swisscom post-Closing.

Conditions to Closing: Closing of the Sale is conditional in particular upon: (i) obtaining approval from the Swiss Merger Control authorities; and (ii) the approval of the Shareholders at the Special General Meeting.

In addition Swisscom Fixnet will not be obliged to complete in the event that: (i) there is any material breach of any of the warranties given by Viatel Europe or the Company, prior to or at Closing (subject to permitted disclosures at Closing); (ii) any of certain named employees (deemed key to the business of Cybernet) has given notice to leave Cybernet; or (iii) if there has been any material adverse change between Signing and Closing which is “so substantial as to fundamentally impair” the value of the Cybernet business.

2.	Escrow Agreement

On Closing, CHF1.5 million (US$1.17million approximately), being 10% of the purchase price, will be paid by Swisscom Fixnet into an escrow account with Dr. Martin Hess of Wenger & Vieli (as escrow agent) which will remain in place for one year. During this one year period, deductions may be made from the escrow account by Swisscom Fixnet to reflect any price adjustment as referred to above, and/or to fund any successful breach of warranty claim made by Swisscom Fixnet.

3.	Security Releases

On Closing, Cybernet and/or Viatel Europe will enter into the Security Releases whereby the shares and assets that have been fully pledged and any and all obligations made or given by Cybernet under the Security Arrangements will be released.

PART IV — Definitions

“2004 Annual Report”	the Company’s annual report on Form 20-F filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2005 for the year ended December 31, 2004, a copy of which is available at: www.sec.gov.

“Board”, “Board of Directors” or “the Directors”	the directors of the Company

“Closing”	the date that is no later than 5 business days after all of the conditions to closing the Share Purchase Agreement have been satisfied or waived

“Company”	Viatel Holding (Bermuda) Limited

“Cybernet”	Cybernet (Schweiz) AG

“Escrow Agreement”	the escrow agreement between Viatel Europe and Swisscom Fixnet

“Further Financing”	the additional investment of US$16 million sought by the Company (principally from Morgan Stanley and Värde who have agreed to consider same) to finance the Company’s continuing operations as referred to in the 2004 Annual Report

“Holder”	means Morgan Stanley, as the registered holder of the Special Share

“Lloyds”	Lloyds TSB Bank plc

“Morgan Stanley”	Morgan Stanley & Co., Incorporated

“Ordinary Shares”	the common shares of the Company, par value US$0.01 each

“Resolution”	the resolution set out in the notice of the SGM

“Revolving Loan Facility”	the revolving loan facility agreement entered into between the Company’s wholly-owned subsidiary, VTL (UK), and Lloyds dated October 21, 2005

“Sale”	the sale of the entire issued share capital of Cybernet to Swisscom

“Security Arrangements”	the guarantees made or given by Cybernet on April 21, 2004 under which, amongst others, the shares and assets of Cybernet have been fully pledged in order to guarantee the obligations of the Company to the holders of the 8% convertible senior secured notes due 2014 issued by the Company and dated April 21, 2004

“Security Releases”	the deeds releasing the shares, assets and any and all obligations made or given by Cybernet under the Security Arrangements

“Shareholders”	the holders of Ordinary Shares in the Company

“Share Purchase Agreement”	the share purchase agreement between the Company, Viatel Europe and Swisscom Fixnet for the entire issued share capital of Cybernet dated October 20, 2005

“Signing”	October 20, 2005

“Special General Meeting “or “SGM”	the special general meeting of the Company, notice of which is set out at the end of this document, and any adjournment thereof

“Special Share”	the share of par value US$0.01 held by the Holder and having the rights set out in schedule 2 to the Bye-Laws of the Company

“Swisscom Fixnet”	Swisscom Fixnet AG

“Transaction Documents”	the Share Purchase Agreement, the Escrow Agreement and the Security Releases

“Värde”	Värde Partners, Inc.

“Viatel Europe”	Viatel Holding (Europe) Limited

“VTL (UK)”	VTL (UK) Limited

Viatel Holding (Bermuda) Limited
(the “Company”)
NOTICE
NOTICE IS HEREBY GIVEN to all Shareholders of record on October 27, 2005 (the “Record Date”) that a Special General Meeting of the Company will be held at the offices of Bär & Karrer, Brandschenkestrasse 90, CH-8027, Zurich, Switzerland on:
Tuesday, November 22, 2005 at 11.00 a.m. (Swiss time)
AGENDA
1.	Elect a Chairman, if necessary.

2.	Read the Notice convening this meeting.

3.	Consider and, if thought fit, approve, the sale of Cybernet (Schweiz) AG (“Cybernet”) to Swisscom Fixnet AG (“Swisscom”) by Viatel Holding (Europe) Limited (“Viatel Europe”) (a wholly owned subsidiary of the Company) as described in the Chairman’s letter attached to this Notice (the “Chairman’s Letter”) pursuant to the terms and conditions set out in the share purchase agreement dated October 20, 2005 and entered into between the Company, Viatel Europe, Cybernet and Swisscom, the material terms of which are described in the Chairman’s Letter.

4.	Consider and, if thought fit, approve any such other resolutions and/or amendments to the Specified Resolutions (as defined in the Proxy solicited for use at this Special General Meeting and distributed with this Notice) proposed by the Chairman to give effect to the Specified Resolutions and to allow the Company to enter into and perform the transactions described in the Chairman’s Letter.

5.	Consider any other business, which may properly come before the meeting.

BY ORDER of the Directors

Director

Dated:	November 1, 2005

To:	The Shareholders
The Directors The Resident Representative